For Immediate Release

Nordion Completes Divestiture of Belgian Operations

Best Medical Belgium Inc. acquires MDS Nordion S.A.

OTTAWA, Canada, March 31, 2011 – Nordion Inc. (TSX: NDN) (NYSE: NDZ), a leading provider of products and services to the global health science market, today announced the acquisition of its Belgian operations by Best Medical Belgium Inc.

Best Medical has acquired all shares of MDS Nordion S.A, located in Fleurus, Belgium. Best Medical will be operating three of the four Belgian lines of business:

•	Agiris (non-destructive testing equipment and sources)
•	Glucotrace (imaging agent)
•	Radiochemical business (generic cyclotron and reactor isotopes)

The fourth business, TheraSphere®, a targeted liver cancer treatment, is retained by Nordion and is not part of this transaction.

“We are pleased with the outcome of this divestiture,” said Nordion CEO Steve West. “This agreement with Best is aligned with our strategy to reduce complexity, manage costs and focus on those product lines the Company believes can generate positive, long-term returns for our shareholders.”

Under the terms of this agreement, Best Medical has acquired all the employees in Belgium, including related benefit and pension plans, except employees directly supporting the TheraSphere business. Best Medical has also acquired the Belgian facilities, including current and future decommissioning and waste disposal requirements. As part of the agreement, Nordion will leave approximately US$18 million in capital in the business.

“Best is committed to providing former MDS Nordion S.A. customers with a smooth transition,” said Best Medical CEO Krish Suthanthiran. “We will continue to deliver a quality product and we anticipate little to no impact on clients. Our company wants to expand and this acquisition represents an excellent growth opportunity founded on well-established, proven products.”

About Nordion Inc.
Nordion Inc. (TSX: NDN) (NYSE: NDZ) is a global specialty health science company that provides market-leading products used for the prevention, diagnosis and treatment of disease. We are a leading provider of medical isotopes, targeted therapies and sterilization technologies that benefit the lives of millions of people in more than 60 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has more than 500 highly skilled employees in three locations. Find out more at www.nordion.com.

Forward Looking Statements
Certain statements contained in this news release constitute "forward-looking statements". These statements are based on current beliefs and assumptions of management, however are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from the forward-looking statements in this news release. For additional information with respect to certain of these beliefs, assumptions, risks and uncertainties, please refer to Nordion’s Annual Information Form for fiscal 2010 available on SEDAR at www.sedar.com and on EDGAR on www.sec.gov.

CONTACTS:

MEDIA:
Tamra Benjamin
(613) 592-3400 x.1022
tamra.benjamin@nordion.com

INVESTORS:
Ana Raman
(613) 595-4580
investor.relations@nordion.com

SOURCE: Nordion